POWER OF ATTORNEY
SEC FILINGS

I, Vidur Bahl, hereby grant Selborne Legal Consulting LLC, and its agents, a limited power of attorney to make regulatory filings with the United States Securities and Exchange Commission on my behalf.

This POWER OF ATTORNEY DOES NOT REVOKE any Powers of Attorney previously executed by me.

In witness whereof, I have hereunto signed my name on May 2, 2024

Vidur Bahl



By: _____

POWER OF ATTORNEY
SEC FILINGS

I, Ritu Kapur, hereby grant Selborne Legal Consulting LLC, and its agents, a limited power of attorney to make regulatory filings with the United States Securities and Exchange Commission on my behalf.

This POWER OF ATTORNEY DOES NOT REVOKE any Powers of Attorney previously executed by me.

In witness whereof, I have hereunto signed my name on May 2, 2024.

Ritu Kapur

POWER OF ATTORNEY
SEC FILINGS

I, Raghav Bahl, hereby grant Selborne Legal Consulting LLC, and its agents, a limited power of attorney to make regulatory filings with the United States Securities and Exchange Commission on my behalf.

This POWER OF ATTORNEY DOES NOT REVOKE any Powers of Attorney previously executed by me.

In witness whereof, I have hereunto signed my name on May 2, 2024.

Raghav Bahl

